Exhibit 99.2

Appendix 4E
Preliminary final report
Year ended 30 June 2005

Rule 4.3A
Appendix 4E

Preliminary final report

Name of entity:
PSIVIDA LIMITED

ABN or equivalent company reference:	Reporting period:	Previous corresponding period:
78 009 232 026	Year ended 30 June 2005	Year ended 30 June 2004

2. Results for announcement to the market

				$A
2.1 Revenues from ordinary activities	up	117%	to	828,976

2.2 Loss from ordinary activities after tax attributable to members	up	101%	to	(15,125,719)

2.3 Net loss for the period attributable to members	up	300%	to	(14,726,523)

2.4 Dividends	Amount per security		Franked amount per security
Final dividend	Nil		N/A
Interim dividend	Nil		N/A

2.5 Record date for determining entitlements to the dividends	N/A

2.6 Brief explanation of any of the figures reported above to enable the figures to be understood: N/A

Appendix 4E
Preliminary final report
Year ended 30 June 2005

3. Consolidated statement of financial performance

	Current Year	Previous Year
	30 June 2005	30 June 2004
	$	$
Revenues from ordinary activities	828,976	381,679
Corporate office expenses	(7,666,765)	(888,961)
Research and development	(8,287,930)	(7,011,666)
Book value / costs on sale of property, plant & equipment	-	(28)
Loss from ordinary activities before income tax	(15,125,719)	(7,518,976)
Income tax expense relating to ordinary activities	-	-
Loss from ordinary activities after income tax	(15,125,719)	(7,518,976)
Loss from extraordinary item after income tax benefit	-	-
Net Loss	(15,125,719)	(7,518,976)
Net loss attributable to outside equity interest	399,196	3,835,771
Net loss attributable to members of pSivida Limited	(14,726,523)	(3,683,205)
Net exchange difference on translation of financial report of foreign controlled entity	(350,287)	77,985
Total revenues, expenses and valuation adjustments attributable to members of pSivida Limited and recognised directly in equity	(350,287)	77,985
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of pSivida Limited	(15,076,810)	(3,605,220)

Basic earnings per share (cents per share)	(7.09)	(2.90)

Diluted earnings per share (cents per share)	(7.09)	(2.90)

Appendix 4E
Preliminary final report
Year ended 30 June 2005

4. Consolidated statement of financial position

	Current Year	Previous Year
	2005	2004
	$	$
Current Assets
Cash	12,892,061	31,350,656
Receivables	709,418	340,482
Other	322,933	38,958
Total Current Assets	13,924,412	31,730,096

Non-Current Assets
Other financial assets	-	-
Property, plant and equipment	3,273,663	669,699
Intangible assets	64,837,238	7,934,622
Other non-current assets	-	32,641
Total Non-Current Assets	68,110,901	8,636,962
Total Assets	82,035,313	40,367,058

Current Liabilities
Payables	2,017,820	1,938,115
Provisions	29,879	-
Total Current Liabilities	2,047,699	1,938,115
Total Liabilities	2,047,699	1,938,115
Net Assets	79,987,614	38,428,943

Equity
Parent entity interest
Contributed equity	107,883,835	49,957,982
Reserves	20,671	78,220
Accumulated losses	(27,916,982)	(13,190,459)
Total parent entity interest in equity	79,987,614	36,845,743
Total outside equity interest	-	1,583,200
Total Equity	79,987,614	38,428,943

Appendix 4E
Preliminary final report
Year ended 30 June 2005

5. Consolidated statement of cash flows

	Current Year	Previous Year
	2005	2004
	$	$
Cash flows from operating activities
Payments to all suppliers, employees and consultants	(4,815,520)	(2,044,430)
Interest received	667,310	326,576
Research and development expenditure	(8,318,054)	(6,124,304)
Other income	161,666	27,474
Interest expense	-	(6,872)
Net cash flows used in operating activities	(12,304,598)	(7,821,466)

Cash flows from investing activities
Purchase of property, plant and equipment	(3,410,218)	(527,168)
Cash paid for equity increase in controlled entity	(4,644,964)	-
Net cash flows used in investing activities	(8,055,182)	(527,168)

Cash flows from financing activities
Proceeds from issues of ordinary shares	3,666,500	36,506,617
Payment of share issue costs	(27,422)	(2,150,819)
Additional equity contributions received by subsidiary	-	2,597,649
Net cash flows provided by financing activities	3,639,078	36,953,447
Net increase / (decrease) in cash held	(16,720,702)	28,604,813
Cash at the beginning of the financial year	31,350,656	1,180,134
Effects of exchange rate changes on cash	(1,737,893)	1,565,709
Cash at the end of the financial year	12,892,061	31,350,656

Appendix 4E
Preliminary final report
Year ended 30 June 2005

6. Dividends (in the case of a trust, distributions)

Date the dividend (distribution) is payable	N/A

+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)
N/A

If it is a final dividend, has it been declared?	N/A

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
Final dividend:	Current year	Nil	N/A	N/A
	Previous year	Nil	N/A	N/A
Interim dividend:	Current year	Nil	N/A	N/A
	Previous year	Nil	N/A	N/A

Total dividend (distribution) per security (interim plus final)

	Current year	Previous year
Ordinary securities	N/A	N/A
Preference securities	N/A	N/A
7. The dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans		N/A

Appendix 4E
Preliminary final report
Year ended 30 June 2005

8. Consolidated retained profits

	Current Year	Previous Year
	2005	2004
	$	$
Accumulated losses at the beginning of the financial period	(13,190,459)	(9,507,254)
Net loss attributable to members	(14,726,523)	(3,683,205)
Accumulated losses at end of financial period	(27,916,982)	(13,190,459)

9. NTA backing

	Current Year	Previous Year
	2005	2004
Net tangible asset backing per ordinary security	6.91 cents	19.81 cents
Net asset backing per ordinary security	36.47 cents	24.96 cents

10. Control gained over entities having material effect

Name of entity (or group of entities)	N/A

Consolidated loss from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
Date from which such profit has been calculated
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

Name of entity (or group of entities)	N/A

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
Date to which the profit (loss) has been calculated
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period
$
Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Appendix 4E
Preliminary final report
Year ended 30 June 2005

11. Material interests in entities which are not controlled entities
The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition (“from dd/mm/yy”) or disposal (“to dd/mm/yy”).)

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A	Previous corresponding period - $A
N/A
Total
Other material interests
N/A
Total

12. Significant information

Any other significant information needed by an investor to make an informed assessment of the entity’s financial performance and financial position:

For the financial year ending 30 June 2005, after deducting the outside equity interest, the loss attributable to members of pSivida is $14,726,523 (2004: $3,683,205). The operating loss includes $8,287,930 (2004: $7,011,666) (an average of $690,661 per month) of research and development costs expended by pSiMedica and administrative expenses, including unrealised foreign exchange losses, NASDAQ listing costs, goodwill amortisation and salaries and costs relating to the head office totalling $7,666,765 (2004: $888,961) (an average of $638,897 per month).

The ratio of Research and Development expenditure to total costs is 68.8% (2004: 88.7%) after the deduction of unrealised foreign exchange losses, pSiMedica acquisition costs, direct NASDAQ listing costs and goodwill amortisation from total costs.

The research and development costs expended by pSiMedica are minimised by the use of QinetiQ facilities in Malvern on a contract basis under a facilities agreement with QinetiQ.

On 4 August 2004 the Company completed the $58 million acquisition of the pSiMedica shares that it did not already own with pSiMedica becoming a wholly owned subsidiary of the Company. Immediately following the acquisition, QinetiQ held 35,699,629 ordinary shares in pSivida Limited, which constituted approximately 17.5% of the issued shares of the Company.

On 24 August 2004, the Company incorporated AION Diagnostics Limited, an Australian resident wholly owned subsidiary of the Company to focus on developing the diagnostic applications of BioSiliconTM.

A total of 15,570,000 options with exercise prices ranging between 20 cents and 65 cents, were exercised during the financial year, raising a total of $3,666,500.

In January 2005 the Company announced that its American Depositary Receipts (ADRs) had commenced trading on the NASDAQ National Market under the ticker symbol PSDV. The ADRs trade on a 10:1 ratio to the Company’s ordinary shares.

As at 30 June 2005 the consolidated cash position was $12,892,061 (2004: $31,350,656) and the Company had 219,312,166 (2004: 153,937,785) shares on issue.

Appendix 4E
Preliminary final report
Year ended 30 June 2005

13. Foreign entities set of accounting standards used in compiling the report (IAS)

N/A

14. Commentary on the results for the period.

14.1 Earnings per security (EPS)	Current Year		Previous Year
	2005		2004
Basic EPS (cents per share)	(7.09 cents	)	(2.90 cents	)
Diluted EPS (cents per share)	(7.09 cents	)	(2.90 cents	)

14.2 Returns to shareholders (Including distributions and buy backs)

	Current period $A	Previous corresponding period - $A
Ordinary securities	N/A	N/A
Preference securities	N/A	N/A
Other equity instruments	N/A	N/A
Total	N/A	N/A

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions).	N/A

14.3 Significant features of operating performance

Refer to Item 12.

Appendix 4E
Preliminary final report
Year ended 30 June 2005

14.4 Segment Information

a) Business Segment - Primary Segment

The economic entity operates in only one business segment being the biotechnology sector.

b) Geographic Segment - Secondary Segment

	Segment revenues		Segment assets		Acquisition of segment assets
	2005	2004	2005	2004	2005	2004
	$	$	$	$	$	$
Australia	-	888	11,429,117	29,733,723	56,920	4,901,489
United Kingdom	161,666	55,312	68,693,088	8,145,493	61,390,641	3,696,463
Singapore	-	-	1,934,243	3,299,932	20,836	-
Unallocated	667,310	325,479	-	-	-
Eliminations	-	-	(21,135)	(812,090)	-	(5,501,723)
Consolidated	828,976	381,679	82,035,313	40,367,058	61,468,397	3,096,229

14.5 Report on trends in performance

None

14.6 Report any factors which have affected the results during the reporting period or which are likely to affect results in the future, including those where the effect could not be quantified.

Impacts of adopting Australian equivalents to International Financial Reporting Standards

(a) Management of the transition to AIFRS

pSivida Limited will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards (“AIFRS”) for annual reporting periods beginning on or after 1 January 2005. Accordingly, pSivida’s first half-year report prepared under AIFRS will be for the half-year reporting period ended 31 December 2005, and its first annual financial report prepared under AIFRS will be for the year ended 30 June 2006.

In 2004 the Company commenced a review of accounting policies in preparation for managing the transition to AIFRS. Priority has been given to considering the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004, the Company’s transition date to AIFRS. This will form the basis of accounting for AIFRS in the future and is required when the Company prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

(b) The likely impacts of AIFRS on the results and financial position of the Company and the consolidated entity

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and the likely impacts on the current year result and financial position of the Company and consolidated entity had the financial statements been prepared using AIFRS, based on the directors’ accounting policy decisions current at the date of this financial report. Readers of the financial report should note that the disclosures below represent the Company’s best estimates of the quantitative impact of the AIFRS implementation at the date of this report. The actual effects of AIFRS transition may differ from these estimates due to further developments in AIFRS and interpretations thereof issued by the standard setters and IFRIC or emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations, which may result in changes to the accounting policy decisions made by the directors and, consequently, the likely impacts outlined below.

Appendix 4E
Preliminary final report
Year ended 30 June 2005

The directors may, at any time until the completion of the consolidated entity’s first AIFRS compliant financial report, elect to revisit, and where considered necessary, revise the accounting policies applied in preparing the disclosures below.

(c) Adjustments to balance sheet items under AIFRS (net of tax)

(i) Intangibles
Under AASB 3 Business Combinations, goodwill would not be permitted to be amortised but instead is subject to impairment testing on an annual basis or upon triggers which may indicate a potential impairment. As a result accumulated amortisation of $973,923 (Company: Nil) (all expensed during the 2005 year) would be added back to the value of intangibles.

(ii) Share-based payments
Under AASB 2 Share-Based Payment, equity-settled share-based payments in respect of equity instruments issued after 7 November 2002 that were unvested as at 1 January 2005 are measured at fair value at grant date. The fair value determined at grant date of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the estimated number of equity instruments that will vest. As a consequence, contributed equity will increase by $396,677 (Company: $396,677) for the financial year ended 30 June 2005.

(iii) Foreign currency translation reserve
The directors have elected to set the translation reserve to zero as at AIFRS transition as permitted under AASB 1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards. This results in the transfer of $78,220 (Company: Nil) from the foreign currency translation reserve to retained earnings as at AIFRS transition.

(iv) Accumulated losses
With limited exceptions, adjustments required on first-time adoption of AIFRS are recognised directly in accumulated losses at the date of transition to AIFRS. The cumulative effect of these adjustments for the consolidated entity will be an increase in opening accumulated losses of $78,220 (Company: Nil).

(d) Adjustments to current year loss under AIFRS (net of tax)

(i) Intangibles
Under AASB 3 Business Combinations, goodwill would not be permitted to be amortised but instead is subject to impairment testing on an annual basis or upon triggers which may indicate a potential impairment. As a result amortisation expense of $973,923 (Company: Nil) would be added back to the net loss for the year.

(ii) Share-based payments
Under AASB 2 Share-Based Payment, equity-settled share-based payments in respect of equity instruments issued after 7 November 2002 that were unvested as at 1 January 2005 are measured at fair value at grant date. The fair value determined at grant date of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the estimated number of equity instruments that will vest. As a consequence, an additional employee benefit expense of $309,642 (Company: $309,642) and consultancy fees expense of $87,035 (Company $87,035) will be recognised in the profit and loss for the financial year ended 30 June 2005.

(e) Other impacts

Management has decided to apply the exemption provided in AASB 1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards which permits entities not to restate business combinations under that occurred prior to the date of transition to AIFRS. Business combinations occurring after the date of transition will be subject to the provisions of AASB 3 Business Combinations.

Management has decided to apply the exemption provided in AASB 1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards which permits entities not to apply the requirements of AASB 132 Financial Instruments: Presentation and Disclosures and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005. Management is in the process of determining the impact that adopting the standards would have on the financial statements of the consolidated entity.

Under AASB 136 Impairment of Assets, the consolidated entity’s assets, including goodwill would be tested for impairment as part of the cash generating unit to which they belong, and any impairment losses recognised in the income statement. At this stage in the Company’s review process the Company is not aware of any impairment issues that would result in a material adjustment to the financial statements.

No material impacts are expected to the cash flows presented under current AGAAP on adoption of AIFRS.

Appendix 4E
Preliminary final report
Year ended 30 June 2005

(f) Acquisition of minority interest

During the year the Company purchased minority interests in controlled entity pSiMedica Limited. Under current AGAAP this acquisition has been accounted for separately from other acquisitions (that is, as a step acquisition, which involved the separate determination and recognition of the fair values of the net assets of the subsidiary and any goodwill arising on the acquisition).

AASB 127 Consolidated and Separate Financial Statements requires minority interests to be classified as equity. Consequently the acquisition by the Company of additional ownership interests in pSiMedica Limited represents an equity transaction. As such, accounting for the transaction as a step acquisition is inappropriate. The financial effect of the adjustment required on the restatement of the 30 June 2005 accounts is yet to be determined.

Any other information required to be disclosed to enable the reader to compare the information presented with equivalent information for previous periods. This must include information needed by an investor to make an informed assessment of the entity’s activities and results.

N/A

15. Compliance statement

This report is based on accounts to which one of the following applies.
(Tick one)
☑	The accounts have been audited.	☐	The accounts have been subject to review.

☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have not yet been audited or reviewed.

16. If the accounts have not yet been audited or subject to audit review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

N/A

Appendix 4E
Preliminary final report
Year ended 30 June 2005

17. If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:

N/A

Sign here:	............................................................	Date: 13 September 2005
(Company Secretary)

Print name:	Aaron Finlay